UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A/A

Amendment No. 1
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

ROGERS CORPORATION
(Exact name of registrant as specified in its charter)

Massachusetts	06-0513860
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

2225 W. Chandler Blvd. Chandler, AZ	85224
(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Capital Stock, $1.00 par value	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐
If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐
Securities Act registration statement file number to which this form relates (if applicable):
None.
Securities to be registered pursuant to Section 12(g) of the Act:
None.

Explanatory Note
This Amendment No. 1 (this “Amendment”) to Form 8-A amends and restates in full the information set forth in Items 1 and 2 of the Registration Statement on Form 8-A, filed with the Securities and Exchange Commission (the “Commission”) on April 3, 2000 (Film No. 592201), by Rogers Corporation (the “Company”). No new securities are being registered pursuant to this Amendment, which is being filed solely to update the description of the Company’s capital stock, to, among other things, (i) remove the description of the capital stock purchase rights under the Company’s Rights Agreement, dated as of February 25, 1997, between the Company and Registrar and Transfer Company, as rights agent, as amended, which have expired, and (ii) reflect the amendment and restatement of the Company’s Articles of Organization and Bylaws, which are incorporated herein by reference.

Item 1.	Description of Registrant’s Securities to be Registered.
General
Our authorized capital stock consists of 50,000,000 shares of capital stock, par value $1 per share. As of September 7, 2017, 18,216,286 shares of capital stock were outstanding, held of record by approximately 318 shareholders.
Capital Stock
Voting Rights. Holders of our capital stock are entitled to one vote for each share held on all matters to be voted upon by shareholders and do not have cumulative voting rights.
Board of Directors. We do not have a classified board of directors. All of our directors are elected annually. The number of directors comprising our board of directors is fixed from time to time by the board of directors. Our directors are elected by a plurality of the votes cast by the shareholders entitled to vote at the election. Our Amended and Restated Bylaws provide that our directors may be removed (a) with or without cause by a vote of a majority of our shareholders or (b) for cause by a vote of two-thirds of the directors then in office.
Dividends. The holders of capital stock are entitled to receive dividends when and if declared by the board of directors out of legally available funds.
Liquidation and Dissolution. If we are liquidated or dissolved, the holders of the capital stock have equal ratable rights to dividends from funds legally available therefor, and are entitled to share ratably in all of our assets available for distribution upon the liquidation, dissolution or winding up of our affairs.
Other Rights. Holders of our capital stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our capital stock. Holders of shares of the capital stock are not required to make additional capital contributions.
Anti-Takeover Effects of Provisions of the Restated Articles of Organization, Amended and Restated Bylaws and Massachusetts Law
Certain provisions of our Restated Articles of Organization, our Amended and Restated Bylaws and Massachusetts law may discourage specific types of transactions involving an actual or potential change in control of the Company that might be beneficial to us or our shareholders.
Special Meetings. Our Amended and Restated Bylaws impose restrictions and limitations on the ability of shareholders to call special meetings of shareholders. For example, shareholders may only request a special meeting upon the written request, describing the purpose of such meeting, of the holders of at least 40% (or such lesser percentage as may be required by law) of all votes entitled to be cast on any issued to be considered at the proposed special meeting.
Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our Amended and Restated Bylaws provide that nominations for election to our board of directors may be made either by our board of directors or by a shareholder who complies with specified notice provisions. Our Amended and Restated Bylaws contain similar advance notice provisions for shareholder proposals for action at shareholder meetings.

Supermajority Votes. Our Restated Articles of Organization require a two-thirds vote of shareholders to approve a merger or consolidation of our company with or into another corporation unless no shareholder approval is required by statute.
Business Combinations with Interested Stockholders. In general, Chapter 110F of the Massachusetts General Laws, an anti-takeover law, prohibits a publicly held Massachusetts corporation that has its principal executive office or substantial assets within Massachusetts, and either more than ten percent of its stockholders of record residing within Massachusetts or more than ten percent of its issued and outstanding shares of record owned by Massachusetts residents from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (i) the interested stockholder obtains the approval of the board of directors prior to becoming an interested stockholder, (ii) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time it becomes an interested stockholder or (iii) the business combination is approved by both the board of directors and the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 5% or more of the outstanding voting stock of the corporation. A “business combination” includes a merger, a stock or asset sale, and certain other transactions resulting in a financial benefit to the interested stockholders. A Massachusetts corporation may elect to opt out of the statute by amending its articles of organization or bylaws with the approval of both its board of directors and an affirmative vote of a majority of the shares entitled to vote, but such an amendment would not be effective for 12 months after the adoption of such amendment and would not apply to a business combination with any person who became an interested stockholder prior to the adoption of the amendment. A Massachusetts corporation may later elect to opt back in to the statute with the approval of both its board of directors and an affirmative vote of a majority of the shares entitled to vote.
Control Share Acquisitions. Chapter 110D of the Massachusetts General Laws is an anti-takeover law that applies to any publicly held Massachusetts corporation that has its principal executive office or substantial assets within Massachusetts, and either more than ten percent of its stockholders of record residing within Massachusetts or more than ten percent of its issued and outstanding shares of record owned by Massachusetts residents. In general, a person who acquires beneficial ownership of shares of stock of such a corporation in a threshold amount equal to: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of the voting stock of the corporation, each referred to as a control share acquisition, must obtain the approval of a majority of such corporation’s shares entitled to vote generally in the election of directors (which vote excludes any shares owned by any (1) person acquiring or proposing to acquire beneficial ownership of shares in a control share acquisition, (2) officer of the corporation and (3) employee of the corporation who is also a director of the corporation) in order to obtain voting rights for the shares acquired in crossing the foregoing thresholds or any shares acquired by the person within 90 days before or after a control share acquisition. A Massachusetts corporation may elect to opt out of the statute by amending its bylaws with the approval of its board of directors or its articles of incorporation with the approval of both its board of directors and an affirmative vote of a majority of the shares entitled to vote, but such an amendment would not apply to any control share acquisition made prior to the effective date of such amendment. A Massachusetts corporation may later elect to opt back in to the statute with the approval of its board of directors.

Item 2.	Exhibits.

The exhibits filed herewith are set forth on the Exhibit Index and are incorporated by reference herein.

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ROGERS CORPORATION

Date: September 8, 2017	By:	/s/ Jay B. Knoll
Jay B. Knoll Senior Vice President - Corporate Development, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

3.1
Restated Articles of Organization of Rogers Corporation, as amended, incorporated by reference to Exhibit 3a to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (File No. 001-04347).

3.2	Amended and Restated Bylaws of Rogers Corporation, effective February 11, 2016, incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on February 26, 2016.